May 31, 2011

VIA EDGAR FILING SUBMISSION

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Kiska Metals Corporation (the “Corporation”)

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

Response Letter Dated February 3, 2011

File No. 000-31100

Dear Mr. Giugliano:

The Corporation acknowledges receipt of your comment letter dated April 26, 2010 in regards to the above-referenced filings. Moreover, the Corporation acknowledges previously requesting in its letter dated April 27, 2011 for an extension of 15 business days to May 31, 2011 to provide the Corporation’s written response to the Commission’s comments.

The Corporation respectfully requests a second extension of time of 10 business days to provide the Corporation’s written response to the Commission’s comments as a result of the commitment of the Corporation’s resources previously to filing its annual Form 20F. The Corporation will work towards providing its response on or before June 14, 2011. Should it appear that the Corporation’s response will require additional time, it will advise you in advance and seek your guidance.

Thank you for your consideration in this matter.

Yours truly,

KISKA METALS CORPORATION

/s/ A. Rothwell

Adrian Rothwell, C.A.

Chief Financial Officer

Suite 575, 510 Burrard St., Vancouver, BC, Canada V6C 3A8

Tel: 604.669.6660 | Fax: 604.669.0898 | info@kiskametals.com | www.kiskametals.com